

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2006 AND YEAR TO DATE RESULT

SECOND QUARTER

Revenues Up 7.6%, Operating Income Increased 11.7%, EBITDA[1] Up 4.3%, Net Income Increased 223.6% to US$0.09 per ADR

YEAR TO DATE

Revenues Up 7.5%, Operating Income Increased 5.5%, EBITDA[1] Up 3.3%, Net Income Increased 13.6% to US$ 0.70 per ADR

(Santiago, Chile, August 2, 2006) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2006. All US$ figures are based on the exchange rate effective June 30, 2006 (US$1.00 = Ch$539.44).

COMMENTS FROM THE CEO

The second quarter of 2006 was a positive one for CCU. Consolidated revenues grew 7.6%, operating income increased 11.7% and EBITDA rose 4.3%.

All business segments improved their results during the quarter, with the exception of wine. Without considering Viña San Pedro (VSP), which has been affected by the appreciation of the Chilean peso, as well as by volume and price decreases in the domestic market, CCU's operating profit and EBITDA would have grown by 75.9% and 13.6%, respectively.

---

[1] EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

The Chilean beer segment had a very good performance during the quarter, growing its operating results by 32.3% and its EBITDA by 15.9%, mainly explained by 19.5% higher revenues, as a consequence of 20.9% higher volumes. During April, Cristal Red Ale was launched with a very positive consumer response.

The Argentine beer business improved its operating results by Ch$261 million (US$0.5 million) during the quarter, mainly explained by 16.6% higher revenues, as a consequence of 8.6% higher volumes and 9.2% higher prices in Chilean pesos. Prices in dollar terms continued recovering, increasing from US$38 per HL in Q2'05 to US$43 per HL in Q2'06.

The operating income of the soft drink segment increased 568.2%, reaching Ch$594 million (US$1.1 million) and its EBITDA grew 17.9%, to Ch$3,130 million (US$5.8 million). This performance was mainly explained by 7.3% higher revenues due to higher volumes in all product categories within this segment: soft drinks grew 9.2%, nectars increased 23.6% and mineral water grew 4.7%.

The profitability of the wine segment was mainly affected by the 9.4% appreciation of the Chilean peso against the US dollar during the second quarter of 2006, which implied Ch$55 less per dollar exported for VSP. Additionally, during this quarter, volumes and prices in the domestic market decreased. These negative effects were partially offset by 2.1% higher average export prices measured in dollars and 4.6% higher export volumes. VSP is implementing cost reductions and will continue to focus on distribution, brand creation, enology and innovation in order to reestablish its growth trend in the medium term.

Finally, the pisco business improved its profitability level, increasing its operating results by Ch$240 million (US$0.4 million). Since its creation in 2005, Compañía Pisquera de Chile's (CPCh) results can be compared on a quarter-over-quarter basis for the first time.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'06   Total revenues increased 7.6% to Ch$110,013 million (US$203.9 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by an increase of 20.9% in beer Chile, 8.6% in beer Argentina, 9.8% in the soft drink segment, 4.6% and 12.5% in the Chilean export wine and Argentine wine businesses, respectively, partially offset by lower sales volumes of domestic wine and pisco. The increase in average prices is explained by higher prices in the pisco, Argentine wine and beer Argentina segments, partially offset by lower prices in the beer Chile, domestic and export wine segments, as well as the soft drink segment.

YTD Accumulated revenues increased 7.5%, amounting to Ch$251,384 million (US$466.0 million).



Q2'06 SEGMENT CONTRIBUTION TO REVENUES

7.4%	2.2%
18.4%	35.6%
27.5%	8.9%

- □ Beer - Chile
- ■ Beer - Argentina
- ■ Soft Drinks & Mineral Water
- ▦ Wine
- ▨ Pisco
- ▦ Others

Revenues by segment

	Q2 (US$ million)				
	2005		**2006**		% Chg.
Beer - Chile	60.7	32.0%	**72.5**	**35.6%**	19.5%
Beer - Argentina	15.5	8.2%	**18.1**	**8.9%**	16.6%
Soft Drinks & Mineral Water	52.2	27.6%	**56.1**	**27.5%**	7.3%
Wine	42.2	22.3%	**37.6**	**18.4%**	-10.9%
Pisco	15.2	8.0%	**15.1**	**7.4%**	-1.1%
Others	3.6	1.9%	**4.6**	**2.2%**	26.1%
TOTAL	189.5	100.0%	**203.9**	**100.0%**	7.6%

	Year to Date (US$ million)				
	2005		**2006**		% Chg.
Beer - Chile	165.3	38.1%	**187.0**	**40.1%**	13.1%
Beer - Argentina	44.4	10.2%	**46.5**	**10.0%**	4.8%
Soft Drinks & Mineral Water	121.4	28.0%	**131.0**	**28.1%**	7.9%
Wine	75.7	17.5%	**67.0**	**14.4%**	-11.6%
Pisco	19.3	4.5%	**25.7**	**5.5%**	33.1%
Others	7.3	1.7%	**8.9**	**1.9%**	22.1%
TOTAL	433.4	100.0%	**466.0**	**100.0%**	7.5%



GROSS PROFIT

Q2'06   Increased 6.8% to Ch$50,527 million (US$93.7 million) as a result of 7.6% higher revenues, partially offset by an 8.3% higher **cost of goods sold**, which amounted to Ch$59,486 million (US$110.3 million). The increase in cost of goods sold is explained by the beer businesses in Chile and Argentina, and the soft drink business. In Q2'06, the gross profit margin, as a percentage of sales, decreased from 46.3% to 45.9%.

YTD   Increased 8.5%, amounting to Ch$129,677 million (US$240.4 million). The consolidated gross margin decreased 0.5 percentage points to 51.6%.

OPERATING RESULT

Q2'06   Amounted to Ch$5,581 million (US$10.3 million), 11.7% higher than Q2'05, mainly due to a 6.8% higher gross profit, partially offset by 6.2% higher selling, general and administrative (SG&A) expenses. **SG&A** expenses reached Ch$44,946 million (US$83.3 million) in Q2'06, mainly due to higher SG&A expenses in the beer Chile, soft drink, beer Argentina and pisco businesses. SG&A expenses as a percentage of sales decreased from 41.4% in Q2'05 to 40.9% in Q2'06. The consolidated operating margin for the period increased from 4.9% to 5.1% in Q2'06.

YTD   Increased 5.5%, amounting to Ch$32,792 million (US$60.8 million). The consolidated operating margin decreased 0.3 percentage points to 13.0%.

Operating Income and Operating Margin by Segment

	Q2				
	Operating Income (US$ million)			Operating Margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	8.6	**11.3**	**32.3%**	14.1%	**15.6%**
Beer - Argentina	-2.8	**-2.3**	**17.1%**	-18.3%	**-13.0%**
Soft Drinks & Mineral Water	0.2	**1.1**	**568.2%**	0.3%	**2.0%**
Wine	3.7	**0.9**	**-74.9%**	8.9%	**2.5%**
Pisco	-1.2	**-0.8**	**36.1%**	-8.1%	**-5.2%**
Others	0.8	**0.1**	**-88.8%**	23.0%	**2.0%**
TOTAL	9.3	**10.3**	**11.7%**	4.9%	**5.1%**

	Year to Date				
	Operating Income (US$ million)			Operating Margin	
	2005	**2006**	**%Chg**	2005	**2006**
Beer - Chile	43.8	**49.1**	**12.0%**	26.5%	**26.3%**
Beer - Argentina	0.7	**1.3**	**91.1%**	1.6%	**2.9%**
Soft Drinks & Mineral Water	8.9	**9.9**	**11.3%**	7.3%	**7.5%**
Wine	4.7	**-0.7**	**NM**	6.2%	**-1.0%**
Pisco	-2.9	**-0.5**	**81.4%**	-15.2%	**-2.1%**
Others	2.5	**1.7**	**-32.0%**	34.4%	**19.2%**
TOTAL	57.6	**60.8**	**5.5%**	13.3%	**13.0%**

CCU

EBITDA

Q2'06   Increased 4.3% to Ch$16,136 million (US$29.9 million) compared to Q2'05, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 0.4 percentage points lower than in Q2'05, reaching 14.7%.

YTD   Increased 3.3%, to Ch$53,779 million (US$99.7 million). The EBITDA margin decreased 0.9 percentage points to 21.4%.

EBITDA by Segment

	Q2				
	EBITDA (US$ million)			EBITDA margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	17.1	**19.9**	**15.9%**	28.2%	**27.4%**
Beer - Argentina	-0.2	**0.4**	**NM**	-1.2%	**2.2%**
Soft Drinks & Mineral Water	4.9	**5.8**	**17.9%**	9.4%	**10.4%**
Wine	6.1	**3.5**	**-43.4%**	14.5%	**9.2%**
Pisco	-0.7	**-0.3**	**56.0%**	-4.3%	**-1.9%**
Others	1.3	**0.7**	**-50.1%**	36.5%	**14.5%**
TOTAL	28.7	**29.9**	**4.3%**	15.1%	**14.7%**

	Year to Date				
	EBITDA (US$ million)			EBITDA margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	61.3	**66.2**	**8.0%**	37.1%	**35.4%**
Beer - Argentina	6.1	**6.7**	**9.6%**	13.8%	**14.5%**
Soft Drinks & Mineral Water	18.5	**19.3**	**4.2%**	15.2%	**14.7%**
Wine	9.3	**4.2**	**-54.8%**	12.3%	**6.3%**
Pisco	-2.3	**0.4**	**NM**	-11.8%	**1.5%**
Others	3.5	**2.9**	**-19.0%**	48.4%	**32.1%**
TOTAL	96.5	**99.7**	**3.3%**	22.3%	**21.4%**

NON-OPERATING RESULTS

Q2'06   Improved by Ch$1,192 million (US$2.2 million) compared to the same quarter last year, from a loss of Ch$3,058 million (US$5.7 million) to a loss of Ch$1,866 million (US$3.5 million). The improvement in non-operating results is mainly explained by:

- *Other non-operating income/expenses,* which improved from a loss of Ch$383 million (US$0.7 million) in Q2'05 to a gain of Ch$1,873 million (US$3.5 million) this quarter, mainly due to a non-recurring gain on the sale of a disposable property site and some other assets.

5

- **Net interest expenses**, which improved from a loss of Ch$2,214 million (US$4.1 million) in Q2'05 to a loss of Ch$1,563 million (US$2.9 million) in Q2'06, due to higher interest rates earned over time deposits and to the restructuring of VSP's debt.

These positive effects were partially offset by:

- **Price level restatement,** which decreased from a gain of Ch$330 million (US$0.6 million) to a loss of Ch$584 million (US$1.1 million) in Q2'06, mainly due to the effect of a lower inflation rate over a lower net non-monetary asset position during Q2'06.

- **Amortization of goodwill,** which increased Ch$622 million (US$1.1 million) in Q2'06 due to a one-time adjustment of goodwill.

- **Foreign currency exchange result**, which decreased from a loss of Ch$94 million (US$0.2 million) to a loss of Ch$285 million (US$0.5 million), due to the depreciation of the exchange rate during the quarter over a net liability position in foreign currency.

YTD Improved from a loss of Ch$4,454 million (US$8.3 million) to a loss of Ch$3,190 million (US$5.9 million), mainly due to the non-recurring gain on the sale of a property site.

NET INCOME

Q2'06 Increased 223.6% from Ch$1,006 million (US$1.9 million) to Ch$3,257 million (US$6.0 million), mainly due to improved operating and non-operating results and positive minority interest, partially offset by higher income taxes. Higher income taxes were mainly due to better results and differed income taxes. Positive minority interest is mainly explained by losses in VSP and CCU Argentina.

YTD Increased 13.6% from Ch$21,109 million (US$39.1 million) to Ch$23,977 million (US$44.4 million), mainly due to improved operating and non-operating results as well as positive minority interest, partially offset by higher income taxes.

CCU

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs of Transportes CCU, the logistics subsidiary, that are not directly related to each business segment, are allocated based on the case volume handled of each product.

(Note: the following comments regarding volumes and pricing refer to Q2'06.)

BEER CHILE

Revenues increased 19.5% to Ch$39,129 million (US$72.5 million), as a result of 20.9% higher sales volumes and 1.2% lower real average prices due to higher discounts.

Operating Income increased 32.3% to Ch$6,122 million (US$11.3 million), mainly as a result of the higher revenue level, the effect of which was partially offset by higher SG&A expenses and higher cost of goods sold. **Cost of goods sold** increased 25.1% to Ch$16,868 million (US$31.3 million), mainly due to higher direct costs as a consequence of a greater mix of one-way products, and higher energy costs. As a percentage of sales, cost of goods sold increased from 41.2% in Q2'05 to 43.1% in Q2'06. **SG&A** expenses increased 10.2% to Ch$16,139 million (US$29.9 million) mainly due to higher distribution and marketing expenses, reaching 41.2% of sales, 3.5 percentage points lower than in Q2'05. The operating margin increased from 14.1% in Q2'05 to 15.6% in Q2'06.

EBITDA increased 15.9% to Ch$10,716 million (US$19.9 million), while the EBITDA margin was 27.4% of sales, 0.8 percentage points lower than in Q2'05.

Comments Sales volumes had a very positive performance, with a 20.9% increase, most notably in Cristal, Escudo, Heineken, Budweiser and Kunstmann brands. During April, Cristal launched a brand extension, Cristal Red Ale, a beer with a toasted aroma and reddish color. This new product has had a positive response from consumers.

CCU

BEER ARGENTINA

Revenues increased 16.6% to Ch$9,753 million (US$18.1 million), due to 9.2% higher prices measured in Chilean pesos and 8.6% higher sales volumes.

Operating Income improved by Ch$261 million (US$0.5 million) from a loss of Ch$1,528 million (US$2.8 million) in Q2'05 to a loss of Ch$1,267 million (US$2.3 million) in Q2'06, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. **Cost of goods sold** increased 11.3%, reaching Ch$5,605 million (US$10.4 million) this quarter. As a percentage of sales, cost of goods sold decreased from 60.2% in Q2'05 to 57.5% in Q2'06, mainly due to the dilution of fixed costs. **SG&A** expenses increased 11.5% from Ch$4,856 million (US$9.0 million) in Q2'05 to Ch$5,415 million (US$10.0 million) in Q2'06. As a percentage of sales, SG&A expenses decreased from 58.1% to 55.5% mainly due to the dilution of fixed expenses.

EBITDA improved Ch$316 million (US$0.6 million) from a loss of Ch$98 million (US$0.2 million) in Q2'05 to a gain of Ch$217 million (US$0.4 million) this quarter, while the EBITDA margin reached 2.2% in Q2'06, compared with a negative 1.2% in Q2'05, as a consequence of higher volumes and prices.

Comments The profitability of this segment continues improving due to higher volumes and better prices. Prices increased from US$38 per HL in Q2'05 to US$43 per HL in Q2'06. Sales volumes increased mainly in the nationwide brands Budweiser, Heineken and Schneider.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 7.3% to Ch$30,241 million (US$56.1 million), mainly due to 9.8% higher sales volumes, partially offset by lower prices in all the categories.

Operating Income increased 568.2% from Ch$89 million (US$0.2 million) in Q2'05 to Ch$594 million (US$1.1 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. **Cost of goods sold** increased 6.6% to Ch$15,594 million (US$28.9 million) mainly due to higher direct costs as a consequence of higher sales volumes and the cost of sugar, as well as increasing energy costs, partially offset by the effect of the appreciation of the Chilean peso in costs linked to the US dollar. As a percentage of sales, cost of goods sold decreased from 51.9% in Q2'05 to 51.6% in Q2'06. **SG&A** expenses increased 4.4% to Ch$14,053 million (US$26.1 million), and as a percentage of sales, decreased from 47.8% in Q2'05 to 46.5% in Q2'06, mainly due to lower marketing and depreciation expenses, partially offset by higher distribution expenses. The operating margin improved from 0.3% in Q2'05 to 2.0% in Q2'06.

CCU

EBITDA improved 17.9% from Ch$2,655 million (US$4.9 million) in Q2'05 to Ch$3,130 million (US$5.8 million) this quarter, while the EBITDA margin was 10.4% in Q2'06, compared with 9.4% in Q2'05.

Comments Sales volumes had a positive evolution in all categories. Soft drinks, nectars and mineral water grew 9.2%, 23.6% and 4.7%, respectively. Sales volumes of Pepsi and CCU brands performed well during the period. Additionally, during June, the new nectar flavor "Tuttipapaya" was launched with a good response from consumers.

WINE

Revenues decreased 10.9% to Ch$20,280 million (US$37.6 million), due to lower volumes and prices in the Chilean domestic market and lower prices in Chilean export wine measured in Chilean pesos, partially offset by higher volumes of Chilean exports and higher volumes and prices associated with Argentine wine.

Operating Income decreased 74.9% to Ch$507 million (US$0.9 million) in Q2'06, mainly due to lower revenues, partially offset by lower cost of goods sold and SG&A expenses. ***Cost of goods sold*** decreased 2.8% from Ch$14,940 million (US$27.7 million) in Q2'05 to Ch$14,515 million (US$26.9 million) this quarter, mainly due to lower direct costs. ***SG&A*** expenses decreased 9.4% to Ch$5,258 million (US$9.7 million), mainly due to lower general expenses. Accordingly, the operating margin decreased from 8.9% in Q2'05 to 2.5% in Q2'06.

EBITDA decreased 43.4% from Ch$3,302 million (US$6.1 million) to Ch$1,871 million (US$3.5 million) in Q2'06, while the EBITDA margin decreased from 14.5% to 9.2%.

Comments The profitability of this segment has been affected by the 9.4% appreciation of the Chilean peso against the US dollar during the quarter, which implied Ch$55 less per dollar exported. Additionally, during the quarter, volumes and prices in the domestic market decreased. These negative effects were partially offset by 2.1% higher average export prices measured in dollars and 4.6% higher export volumes. VSP is implementing cost reductions and will continue focusing on distribution, brand equity creation, enology and innovation in order to reestablish its growth trend in the medium term. Furthermore, the lower costs associated with the 2006 harvest should help to improve margins during the second half of the year.

CCU

Q2'06 Results

PISCO

Revenues decreased 1.1% to Ch$8,134 million (US$15.1 million), due to 18.5% lower volumes and 39.8% lower other products sales, partially offset by 22.0% higher average prices.

Operating Income improved Ch$240 million (US$0.4 million), from a loss of Ch$665 million (US$1.2 million) in Q2'05 to a loss of Ch$425 million (US$0.8 million) in Q2'06, mainly due to lower cost of goods sold, partially offset by higher SG&A expenses and lower revenues. *Cost of goods sold* decreased 10.2% from Ch$5,669 million (US$10.5 million) in Q2'05 to Ch$5,092 million (US$9.4 million) this quarter, and as a percentage of sales, decreased from 68.9% in Q2'05 to 62.6% in Q2'06, mainly due to lower direct costs. *SG&A* expenses increased 7.6% to Ch$3,468 million (US$6.4 million), and as a percentage of sales, increased from 39.2% in Q2'05 to 42.6% in Q2'06, mainly due to higher marketing expenses. Accordingly, the operating margin improved from negative 8.1% in Q2'05 to negative 5.2% in Q2'06.

EBITDA improved Ch$198 million (US$0.4 million) to a loss of Ch$156 million (US$0.3 million), while the EBITDA margin improved from negative 4.3% to negative 1.9%.

Comments Since its creation in 2005, CPCh's results can be compared on a quarter-over-quarter basis for the first time. Volumes decreased during Q2'06 mainly due to a contraction of the industry, price increases led by CPCh and the Company's focus on sales associated with the premium segment. During June Ruta Sour Mango, a cocktail that combines the pisco sour freshness with the flavor of mangos, was launched. The initial demand for this new product is encouraging.

(Five exhibits to follow)

CCU

Exhibit 1: Income Statement (Second Quarter 2006)

	Ch$ millions		US$ millions (1)		%
	Q2'06	Q2'05	Q2'06	Q2'05	Change
Net sales	110,013	102,249	203.9	189.5	7.6%
Cost of goods sold	(59,486)	(54,921)	(110.3)	(101.8)	-8.3%
% of sales	54.1%	53.7%	54.1%	53.7%	
Gross profit	50,527	47,328	93.7	87.7	6.8%
% of sales	45.9%	46.3%	45.9%	46.3%	
SG&A	(44,946)	(42,333)	(83.3)	(78.5)	-6.2%
% of sales	40.9%	41.4%	40.9%	41.4%	
Operating income	5,581	4,995	10.3	9.3	11.7%
% of sales	5.1%	4.9%	5.1%	4.9%	
Non-operating result					
Financial income	215	(262)	0.4	(0.5)	NM
Equity in NI of rel. companies	62	50	0.1	0.1	23.7%
Other non-operating income	2,365	429	4.4	0.8	451.1%
Amortization of goodwill	(1,370)	(748)	(2.5)	(1.4)	-83.2%
Interest expenses	(1,778)	(1,952)	(3.3)	(3.6)	8.9%
Other non-operating expenses	(491)	(812)	(0.9)	(1.5)	39.5%
Price level restatement	(584)	330	(1.1)	0.6	NM
Currency exchange result	(285)	(94)	(0.5)	(0.2)	-204.1%
Total	(1,866)	(3,058)	(3.5)	(5.7)	39.0%
Income before taxes	3,715	1,938	6.9	3.6	91.7%
Income taxes	(835)	(700)	(1.5)	(1.3)	-19.3%
Tax rate	22.5%	36.1%	22.5%	36.1%	
Minority interest	364	(241)	0.7	(0.4)	NM
Amort. of negative goodwill	12	10	0.0	0.0	23.6%
Net income	3,257	1,006	6.0	1.9	223.6%
% of sales	3.0%	1.0%	3.0%	1.0%	
Earnings per share	10.23	3.16	0.02	0.01	223.6%
Earnings per ADR	51.13	15.80	0.09	0.03	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	10,393	10,334	19.3	19.2	0.6%
Amortization	162	138	0.3	0.3	17.7%
EBITDA	16,136	15,468	29.9	28.7	4.3%
% of sales	14.7%	15.1%	14.7%	15.1%	
Capital expenditures	10,215	10,014	18.9	18.6	2.0%

(1) Exchange rate: US$1.00 = Ch$539.44

CCU

Exhibit 2: Income Statement (Six Months Ended June 30, 2006)

	Ch$ millions		US$ millions (1)		%
	30-June-06	30-June-05	30-June-06	30-June-05	Change
Net sales	251,384	233,789	466.0	433.4	7.5%
Cost of goods sold	(121,707)	(114,287)	(225.6)	(211.9)	-6.5%
% of sales	48.4%	48.9%	48.4%	48.9%	
Gross profit	129,677	119,502	240.4	221.5	8.5%
% of sales	51.6%	51.1%	51.6%	51.1%	
SG&A	(96,885)	(88,411)	(179.6)	(163.9)	-9.6%
% of sales	38.5%	37.8%	38.5%	37.8%	
Operating income	32,792	31,091	60.8	57.6	5.5%
% of sales	13.0%	13.3%	13.0%	13.3%	
Non-operating result					
Financial income	1,194	750	2.2	1.4	59.1%
Equity in NI of rel. companies	74	116	0.1	0.2	-36.5%
Other non-operating income	2,638	573	4.9	1.1	360.3%
Amortization of goodwill	(2,235)	(1,334)	(4.1)	(2.5)	-67.5%
Interest expense	(3,689)	(3,681)	(6.8)	(6.8)	-0.2%
Other non-operating expenses	(591)	(928)	(1.1)	(1.7)	36.3%
Price level restatement	(95)	621	(0.2)	1.2	NM
Currency exchange result	(485)	(570)	(0.9)	(1.1)	14.9%
Total	(3,190)	(4,454)	(5.9)	(8.3)	28.4%
Income before taxes	29,602	26,637	54.9	49.4	11.1%
Income taxes	(6,235)	(5,089)	(11.6)	(9.4)	-22.5%
Tax rate	21.1%	19.1%	21.1%	19.1%	
Minority interest	586	(460)	1.1	(0.9)	NM
Amort. of negative goodwill	25	21	0.0	0.0	19.0%
Net income	23,977	21,109	44.4	39.1	13.6%
% of sales	9.5%	9.0%	9.5%	9.0%	
Earnings per share	75.28	66.28	0.14	0.12	13.6%
Earnings per ADR	376.40	331.39	0.70	0.61	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	20,689	20,702	38.4	38.4	-0.1%
Amortization	299	279	0.6	0.5	7.4%
EBITDA	53,779	52,072	99.7	96.5	3.3%
% of sales	21.4%	22.3%	21.4%	22.3%	
Capital expenditures	17,599	17,640	32.6	32.7	-0.2%

(1) Exchange rate: US$1.00 = Ch$539.44

CCU

Exhibit 3: Segment Information - Second Quarter 2006

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2006	2005	2006*	2005	2006	2005	2006	2005	2006	2005	2006	2005
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	38,535	32,270	9,832	8,290	30,069	28,059	19,019	20,641	8,066	8,112	2,475	1,963
Other products	595	486	-79	74	172	119	1,261	2,122	69	115	0	0
Total	39,129	32,756	9,753	8,364	30,241	28,178	20,280	22,763	8,134	8,226	2,475	1,963
% change	19.5%		16.6%		7.3%		-10.9%		-1.1%		26.1%	
Cost of sales	(16,868)	(13,486)	(5,605)	(5,036)	(15,594)	(14,631)	(14,515)	(14,940)	(5,092)	(5,669)	(1,811)	(1,160)
% of sales	43.1%	41.2%	57.5%	60.2%	51.6%	51.9%	71.6%	65.6%	62.6%	68.9%	73.2%	59.1%
SG&A	(16,139)	(14,643)	(5,415)	(4,856)	(14,053)	(13,458)	(5,258)	(5,803)	(3,468)	(3,222)	(613)	(350)
% of sales	41.2%	44.7%	55.5%	58.1%	46.5%	47.8%	25.9%	25.5%	42.6%	39.2%	24.8%	17.8%
Operating profit	6,122	4,628	(1,267)	(1,528)	594	89	507	2,020	(425)	(665)	50	452.41
% change	32.3%		17.1%		568.2%		-74.9%		36.1%		-88.8%	
% of sales	15.6%	14.1%	-13.0%	-18.3%	2.0%	0.3%	2.5%	8.9%	-5.2%	-8.1%	2.0%	23.1%
Depreciation	4,594	4,617	1,444	1,387	2,537	2,566	1,272	1,190	239	311	308	265
Amortization	-	1	41	44	(0)	1	92	92	30	0	(0)	0
EBITDA	10,716	9,245	217	(98)	3,130	2,655	1,871	3,302	(156)	(354)	358	717
% change	15.9%		NM		17.9%		-43.4%		56.0%		-50.1%	
% of sales	27.4%	28.2%	2.2%	-1.2%	10.4%	9.4%	9.2%	14.5%	-1.9%	-4.3%	14.5%	36.5%

* Other products revenues are explained by the reverse of bottle sales.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005****
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	865,119	715,841	415,768	382,895	1,067,122	971,648	230,855	232,724	50,112	61,502
% change	20.9%		8.6%		9.8%		-0.8%		-18.5%	

	Soft Drinks			Chile - Domestic	
	729,187	667,720		120,730	128,239
	9.2%			-5.9%	
	Nectars			Chile Bottled Exports	
	129,034	104,391		98,482	94,137
	23.6%			4.6%	
	Mineral Water				
	208,900	199,537			
	4.7%				

	Argentina	
	11,644	10,349
	12.5%	

* Volumes include exports of 13,107 HL (7,830 HL to Chile) and 11,738 HL (8,985 HL to Chile) in Q2'06 and Q2'05 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 18.8 million and 17.1 million in Q2'06 and Q2'05 respectively.

*** Volumes do not include bulk volumes of 19,519 HL (18,139 HL from Chile exports and 1,380 HL from Argentina) and 37,900 HL (35,858 HL from Chile exports and 2,042 HL from Argentina) in Q2'06 and Q2'05 respectively.

**** Considers 6,347 HL sold during March 2005, after the creation of Compañía Pisquera de Chile.

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco	
					Total		Total			
Price (Ch$ / HL)	44,542	45,080	23,647	21,650	28,178	28,878	82,384	88,693	160,950	131,894
% change (real)	-1.2%		9.2%		-2.4%		-7.1%		22.0%	

	Soft Drinks			Chile - Domestic	
	26,957	27,995		57,516	62,537
	-3.7%			-8.0%	
	Nectars			Chile Bottled Exports	
	40,751	42,017		109,802	122,985
	-3.0%			-10.7%	
	Mineral Water				
	24,672	24,958			
	-1.1%				

	Argentina	
	108,322	100,868
	7.4%	

CCU

Exhibit 4: Segment Information - Six Months Ended June 30, 2006

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2006	**2005**	**2006***	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	99,489	88,046	25,126	23,729	70,316	65,194	33,820	37,145	13,749	10,302	4,808	3,937
Other products	1,366	1,125	-52	203	328	269	2,298	3,710	136	129	0	0
Total	100,855	89,171	25,073	23,933	70,644	65,463	36,118	40,855	13,886	10,431	4,808	3,937
% change	13.1%		4.8%		7.9%		-11.6%		33.1%		22.1%	
Cost of sales	(37,476)	(32,808)	(12,402)	(12,490)	(34,245)	(32,375)	(26,031)	(27,315)	(8,545)	(7,359)	(3,009)	(1,941)
% of sales	37.2%	36.8%	49.5%	52.2%	48.5%	49.5%	72.1%	66.9%	61.5%	70.6%	62.6%	49.3%
SG&A	(36,896)	(32,728)	(11,948)	(11,065)	(31,076)	(28,305)	(10,452)	(11,012)	(5,637)	(4,662)	(877)	(640)
% of sales	36.6%	36.7%	47.7%	46.2%	44.0%	43.2%	28.9%	27.0%	40.6%	44.7%	18.2%	16.2%
Operating profit	26,483	23,635	723	379	5,324	4,784	(364)	2,527	(295)	(1,590)	922	1,356
% change	12.0%		91.1%		11.3%		NM		81.4%		-32.1%	
% of sales	26.3%	26.5%	2.9%	1.6%	7.5%	7.3%	-1.0%	6.2%	-2.1%	-15.2%	19.2%	34.4%
Depreciation	9,230	9,423	2,826	2,844	5,077	5,196	2,460	2,328	475	363	621	548
Amortization	1	2	81	90	0	2	184	185	33	0	0	0
EBITDA	35,714	33,060	3,630	3,312	10,401	9,982	2,279	5,040	213	(1,227)	1,543	1,905
% change	8.0%		9.6%		4.2%		-54.8%		NM		-19.0%	
% of sales	35.4%	37.1%	14.5%	13.8%	14.7%	15.2%	6.3%	12.3%	1.5%	-11.8%	32.1%	48.4%

* Other products revenues are explained by the reverse of bottle sales.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	2,235,208	1,983,465	1,088,774	1,048,763	2,479,080	2,296,624	402,819	420,092	85,534	78,950
% change	12.7%		3.8%		7.9%		-4.1%		8.3%	

Soft Drinks		Chile - Domestic	
1,647,293	1,585,818	211,996	234,139
3.9%		-9.5%	
Nectars		Chile Bottled Exports	
246,617	202,182	172,813	168,738
22.0%		2.4%	
Mineral Water			
585,170	508,624	Argentina	
15.0%		18,010	17,215
		4.6%	

* Volumes include exports of 31,517 HL (14,820 HL to Chile) and 28,149 HL (20,817 HL to Chile) in 2006 and 2005 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 43.7 million and 40.4 million in 2006 and 2005, respectively.

*** Volumes do not include bulk volumes of 36,880 HL (31,960 HL from Chile exports and 4,920 HL from Argentina) and 77,388 HL (59,836 HL from Chile exports and 2,400 HL from Argentina) in 2006 and 2005 respectively.

					Total		Total			
Price (Ch$ / HL)	44,510	44,390	23,077	22,626	28,364	28,387	83,958	88,421	160,749	130,488
% change (real)	0.3%		2.0%		-0.1%		-5.0%		23.2%	

Soft Drinks		Chile - Domestic	
27,569	28,086	59,005	61,796
-1.8%		-4.5%	
Nectars		Chile - Export	
41,545	42,664	112,155	123,489
-2.6%		-9.2%	
Mineral Water			
25,047	23,650	Argentina	
5.9%		107,117	106,811
		0.3%	

CCU

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		%
	30-June-06	30-June-05	30-June-06	30-June-05	Change
ASSETS					
Cash & equivalents	60,130	61,130	111.5	113.3	-1.6%
Other current assets	161,385	164,216	299.2	304.4	-1.7%
Total current assets	221,515	225,346	410.6	417.7	-1.7%
PP&E, net	327,408	327,480	606.9	607.1	0.0%
Other assets	79,867	82,295	148.1	152.6	-3.0%
TOTAL ASSETS	628,790	635,121	1,165.6	1,177.4	-1.0%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	30,982	43,788	57.4	81.2	-29.2%
Other current liabilities	73,606	75,568	136.4	140.1	-2.6%
Total current liabilities	104,588	119,356	193.9	221.3	-12.4%
Long-term debt (2)	119,455	124,187	221.4	230.2	-3.8%
Other long-term liabilities	36,446	31,447	67.6	58.3	15.9%
Total long-term liabilities	155,901	155,634	289.0	288.5	0.2%
Minority interest	40,484	43,201	75.0	80.1	-6.3%
Stockholders' equity	327,818	316,931	607.7	587.5	3.4%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	628,790	635,121	1,165.6	1,177.4	-1.0%

OTHER FINANCIAL INFORMATION

Total financial debt	150,437	167,974	278.9	311.4	-10.4%
Net debt (3)	90,307	106,845	167.4	198.1	-15.5%
Liquidity ratio	2.12	1.89			
Debt / Capitalization	0.29	0.32			

(1) Exchange rate: US$1.00 = Ch$539.44

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents